CSR plc Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ Tel: +44 (0)1223 692000 Fax: +44 (0)1223 692005 www.csr.com

Via Edgar

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	CSR plc

Form 20-F for the fiscal period ended December 31, 2010

Filed March 16, 2011

File No. 000-53684

26 May 2011

Dear Mr. Cascio,

This letter responds to the comment letter from the staff of the Securities and Exchange Commission (“SEC”) to CSR plc (the “Company”, “we”, “us”, “our”) dated May 16, 2011 in respect of the above-referenced filing.

For ease of reference, we have reproduced below your comment in bold text before the response.

Form 20-F for the fiscal period ended December 31, 2010

Exhibits 16, 17 and 18

1.	Please tell us how you considered the placement of your required Public Company Accounting Oversight Board reports as exhibits as opposed to including them in a more prominent location within your 20-F.

Response:

CSR is a company registered under English law. The Company’s primary listing is with the London Stock Exchange (“LSE”). The majority of CSR investors are outside of the United States and are familiar with the LSE rules and regulations.

The Company prepares one annual report to comply with both i) LSE listing and United Kingdom Companies Act requirements and ii) the SEC Form 20-F filing requirement as a Foreign Private Issuer.

As a consequence of English case law (Royal Bank of Scotland v Bannerman Johnstone Maclay) and guidance issued by the English Institute of Chartered Accountants in England and Wales1 in order to limit the auditor’s responsibility to certain third parties, an auditor’s report needs to include specific language, referred to as ‘Bannerman language’. The AICPA International Practices Task Force meeting on March 4, 2003 concluded that the Bannerman language or variants would not be acceptable in SEC filings.

[1]	ICAEW Technical Release Audit 01/03 The Audit Report and Auditors’ Duty of Care to Third Parties.

Registered Number: 4187346    VAT Registration Number: GB 787 4330 96 Registered office as above

CSR plc Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ Tel: +44 (0)1223 692000 Fax: +44 (0)1223 692005 www.csr.com

Accordingly, in addressing both UK and US requirements, the Company concluded it was appropriate to include the PCAOB reports and management’s report on internal control over financial reporting in exhibits 16, 17 and 18 of the Form 20-F and added footnotes 2 and 3 to the Form 20-F cross-reference table appearing on pages 146 and 147 of the annual report. This is in order to clarify that the United Kingdom statutory report which appears on pages 68 and 69 of the 2010 Annual Report is not filed with the SEC and the PCAOB audit report is included in an exhibit to address the Company’s obligations as a Foreign Private Issuer. In adopting this approach the Company took due regard of the practice of other companies listed in the UK who are also Foreign Private Issuers. In view of the above we respectfully believe that the current presentation meets both LSE and SEC requirements.

Pursuant to your comment letter request, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Will Gardiner
Will Gardiner Chief Financial Officer

cc:	Securities and Exchange Commission: - Ms. Leigh Ann Schultz
cc	Securities and Exchange Commission: - Mr. Gary Todd
cc:	Wilson Sonsini Goodrich & Rosati: - Mr. Steven Bernard
cc:	CSR plc: - Mr. Brett Gladden
cc:	CSR plc: - Mr. Adam Dolinko
cc:	Slaughter and May: - Mr. Dan Wayte
cc:	Paul, Weiss, Rifkind, Wharton & Garrison LLP: - Mr. David Lakhdhir
cc:	Deloitte LLP: - Mr. Julian Rae

Registered Number: 4187346    VAT Registration Number: GB 787 4330 96 Registered office as above